EXHIBIT 27


                                                                   COPY FOR YOUR
                                                                     INFORMATION

                                                                     PRIVATE AND
                                                                    CONFIDENTIAL

                       [LETTERHEAD OF OXFORD GLYCOSYSTEMS]

16th October 1995

G Kirk Raab
999 Mountain Home Road
Woodside
CA 94062
USA

Dear Kirk

I am pleased to offer you the position of Chairman of the Board of Directors of Oxford GlycoSystems Group Plc. In considering the appointment, the board was unanimous and looks forward to your positive reply. I personally look forward to the opportunity of working with you to build OGS and fulfil the potential which we all feel is ready for release. We see some of the major areas for your contribution to be with the constitution of the Board of Directors, the development of a revised strategy and the articulation of it and helping OGS's Financing needs particularly preparing The Company for an IPO in next 24 months.

We appreciate the need to balance the circumstances of the travel requirements with the desire to provide ample time and means for you to work with OGS in the capacity as Chairman. To this end, we would suggest that 3 to 5 trips to the UK per year would be complimented by at least 3 to 5 meetings in the US (including a mix of board meetings and meetings with management). There are currently five board meetings per year. It may be possible from time to time to hold a board meeting in the US if this would help reduce the inconvenience of travel.

The remuneration parameters of the offered position are designed to provide substantial participation in the anticipated value creation at OGS over the next couple of years. Thus, the equity involvement (through share options) is seen as a significant portion of the total package. The package is as follows:


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

OGS Chairman Offer Letter (Cont'd)                             16th October 1995


Remuneration Parameters for the position of Chairman of the Board of Oxford
GlycoSystems:

          600,000 Share options (at 50 pence* exercise price, the most recent share price, October 1995). There are approximately 25.6 million shares outstanding/29.9 million fully diluted. These options have a 4 year vesting period, vesting quarterly in 16 instalments of 6.25% of the total based on continuance in the position. Share options as per the 1994 OGS Share Option Scheme.

          $12,500   Per month board fee. Average 4 days per month minimum.

         Expenses Travel expenses reimbursed (guideline of $4,000 per US-UK trip)--based on business class air travel and local business hotel arrangements--paid against submitted receipts--to be pro-rata reduced should trips be for additional non-OGS purposes (4-night stay-over assumed). Other travel expenses to be reimbursed as appropriate.

           $6,000 Annual operational, administrative or secretarial, postage and communication expense allocation, paid monthly in arrears.

    Spouse Travel   Once per year OGS will reimburse travel to the UK with local hotel expenses for spouse accompaniment (on the above travel expense guidelines and calculations/assumption basis) on your trip to Oxford, plus 2 nights in London in normal/modest business class accommodation.

    Notice Period   6 months minimum, either party, payment in lieu of notice
                    period at Company option in cases of termination at board discretion with continued vesting for the notice period. If termination at Chairman's discretion then vesting will stop with immediate effect. In the case of blatant disregard for the necessary time commitment to fulfil the role of the Chairman then there will be, at the Company's option, termination with immediate effect with no further vesting.

   Administration   The Compensation Committee will review and administer these remuneration matters as well as other matters associated with the Chairman's agreement with the company (except those matters referred directly to the board). The CEO (member of the Compensation Committee) and CFO act to facilitate the Compensation Committee.


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*     approximate 1995 exchange rate 1.55(pound)/$

OGS Chairman Offer Letter (Cont'd)                             16th October 1995


I hope that this offer and opportunity represent an extremely attractive opportunity for you. Speaking for the Executive Committee, Board and Employees of OGS, we believe that this partnership will be rewarding and stimulating. In particular we look forward to working together with you and shaping a highly successful enterprise which will positively and significantly impact the modern health and sciences industry.

We hope that the additional attraction of OGS's proximity to and relationship with the University of Oxford will provide you with an additional dimension of experience and enjoyment. I look forward to meeting your wife and the rest of your family. I hope she will be able to accompany you on a trip to England in the next few months. My wife and I have enjoyed our experiences in Europe and the contrasts to our previous home on the mid-Peninsula (White's Wine Cellar of Oxford vs Robert's of Woodside and Stanford Shopping Center vs Bond Street in London, to name just two).

This offer is meant to be complete, but I would of course be pleased to clarify or discuss any item. The offer has the support of the board and is open to acceptance until the end of October. I hope we will be able to confirm your acceptance shortly and begin a mutually rewarding partnership. You may indicate your acceptance of this offer by signing and returning the enclosed copy of the letter.

Sincerely


/s/ Dale R. Pfost

Dale Pfost
President and Chief Executive Officer, Managing Director


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Acceptance Signature                       Date


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